

Mail Stop 3030

June 6, 2018

<u>Via E-mail</u>
Dr. J. Joseph Kim
Chief Executive Officer
Inovio Pharmaceuticals, Inc.
660 West Germantown Pike, Suite 110
Plymouth Meeting, Pennsylvania 19462

      Re: Inovio Pharmaceuticals, Inc.
              Registration Statement on Form S-3
              Filed May 25, 2018
              File No. 333-225233

Dear Dr. Kim:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tom Jones at (202) 551-3602 with any questions.

                           Sincerely,

                           /s/ Tom Jones for

                           Amanda Ravitz
                           Assistant Director
                           Office of Electronics and Machinery

cc: Brian F. Leaf